Exhibit 99.14

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

September 15, 2021

Item 3:	News Release

A news release was disseminated on September 15, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The company announced recently received assay results from twenty-nine holes drilled at the Keats Zone (“Keats”), located along the Appleton Fault Zone. These holes were completed as part of the Company’s ongoing 200,000m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

September 15, 2021

Schedule "A"

New Found Intercepts More High-Grade Gold at Keats; Extends Zone 200m Vertically Towards Surface

Vancouver, BC, Sept 15, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce recently received assay results from twenty-nine holes drilled at the Keats Zone (“Keats”), located along the Appleton Fault Zone. These holes were completed as part of the Company’s ongoing 200,000m diamond drill program at its 100% owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15 km west of Gander, Newfoundland.

Highlights

•	Highlight intervals are summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-145	39.00	41.50	2.50	21.29	Keats Main
NFGC-21-170	101.55	106.40	4.85	31.80	Keats Main
NFGC-21-184	140.25	143.25	3.00	36.52	Keats Main
NFGC-21-250	170.75	177.80	7.05	32.65	Keats Main
NFGC-21-251	227.00	229.00	2.00	137.49	Keats Main
NFGC-21-257	229.50	232.55	3.05	24.12	Keats Main
NFGC-21-310	279.25	281.45	2.20	104.59	Keats Main

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 85% to 95% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m; grades have not been capped in the averaging.

•	The interval of 104.59 g/t Au over 2.20m in NFGC-21-310 is the furthest south drill interval reported to date along the south-westerly plunging core dilatational zone extending drill definition of this zone (see Figures 1 and 2).

•	Recent intercept highlights of 31.80 g/t Au over 4.85m in NFGC-21-170 and 36.52 g/t Au over 3.00m in NFGC-21-184 up dip of the core dilatational zone within the Keats fault demonstrate strong vertical continuity of the Keats Main Zone to surface.

•	The Keats high-grade zone vertical profile now exceeds 200m up dip of the core dilatational zone and is open to surface and along strike to the northeast and southwest.

•	Drill hole NFGC-21-257 intersected a new zone of high-grade gold mineralization in the hanging wall of the Keats fault near surface; the interval graded 9.18g/t Au over 2.70m.

•	Future exploration at Keats will continue to expand the Keats Main zone along strike and down plunge but also focus on targeting specific zones in both the hanging wall and foot wall of the Keats fault.

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Denis Laviolette, President of New Found, stated: "The high-grade zones along the Appleton Fault continue to see significant expansion. Today’s announcement demonstrates further continuity of high-grade gold mineralization at Keats including between the core dilatational zone and surface; a vertical distance of 200m. Last week we announced that we doubled the drilled depth of the high-grade Lotto vein system with strong vertical continuity, and we are now seeing similar vertical continuity at Keats above the plunging dilation zone. We are pleased to see high-grade zones that start at surface and extend for these distances along strike and to depth, remaining open in all directions for further expansion. The addition of a new hanging wall zone at Keats near surface adds to the growing list of discoveries made this past year along the Appleton Fault. These discoveries continue to support our belief in the high potential for additional discoveries along approximately 7.8km of strike on the Appleton Fault, within a prospective corridor of approximately 500m on each side of the Appleton Fault.”

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 1. Keats Plan View

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Figure 2. Keats Long Section

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Figure 3. 3D Keats Composite Cross-Section (A to A’ looking north, 150m clipping)

Drill-hole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-92	176.00	178.00	2.00	1.92	Keats South
NFGC-21-120**	9.65	21.70	12.05	12.65
Including	9.65	13.25	3.60	35.76
And**	22.90	25.00	2.10	1.33	Keats Main
And**	28.20	33.00	4.80	1.98
And**	36.00	38.00	2.00	2.66
And**	40.30	46.00	5.70	5.16
And	95.00	98.00	3.00	1.69	Keats FW
NFGC-21-140	95.50	103.45	7.95	3.59	Keats Main
Including	100.15	102.45	2.30	9.69
And	164.25	166.60	2.35	1.01	Keats FW
NFGC-21-145	39.00	41.50	2.50	21.29	Keats Main
And	81.00	83.35	2.35	13.04	Keats FW
NFGC-21-148A	233.50	256.35	22.85	1.15	Keats Main
NFGC-21-149	48.05	53.60	5.55	2.46
And	62.55	67.35	4.80	9.22	Keats Main
And	72.80	77.45	4.65	1.82
NFGC-21-163	73.80	85.40	11.60	4.92	Keats Main

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
Including	77.65	80.65	3.00	13.30
And	154.00	156.75	2.75	1.40	Keats FW
NFGC-21-164	247.80	250.00	2.20	1.37
And	261.00	263.00	2.00	1.23	Keats Main
And	267.45	270.00	2.55	1.65
And	272.30	277.20	4.90	1.77
NFGC-21-170	70.00	72.70	2.70	1.96
And	90.70	93.00	2.30	1.02	Keats Main
And	101.55	106.40	4.85	31.80
NFGC-21-173	115.60	117.80	2.20	1.39	Keats Main
And	126.90	128.95	2.05	4.09
NFGC-21-174	273.60	277.05	3.45	1.79	Keats Main
And	300.00	306.00	6.00	1.57
And	340.90	343.00	2.10	1.85	Keats FW
NFGC-21-184	140.25	143.25	3.00	36.52	Keats Main
And	151.30	154.00	2.70	1.02
NFGC-21-188A		NSV			Keats Main
NFGC-21-194		NSV			Keats North
NFGC-21-198	141.85	144.30	2.45	1.03	Keats Main
And	154.50	156.55	2.05	4.23
NFGC-21-200		NSV			Keats Main
NFGC-21-203	157.35	162.15	4.80	2.71
Including	157.35	159.90	2.55	4.14	Keats Main
And	173.50	176.00	2.50	1.08
And	242.60	245.65	3.05	1.12	Keats FW
NFGC-21-212	71.60	74.75	3.15	2.64	Keats Main
And	90.00	92.65	2.65	1.77
NFGC-21-222	242.00	245.70	3.70	1.20
And	260.00	262.85	2.85	1.33	Keats Main
And	290.95	293.20	2.25	1.19
And	334.95	337.00	2.05	1.51
NFGC-21-223	21.00	23.65	2.65	1.05	Keats Main
And	88.40	90.60	2.20	1.23	Keats FW
NFGC-21-227	42.30	44.30	2.00	1.71	Keats Main
NFGC-21-229		NSV			Keats Main
NFGC-21-236	48.75	51.05	2.30	2.28	Keats Main
And	61.65	64.00	2.35	1.91
NFGC-21-247	43.55	45.90	2.35	1.01	Keats Main

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
And	51.35	62.00	10.65	3.37
Including	52.85	55.05	2.20	10.10
And	64.40	66.50	2.10	1.46
And	77.00	79.60	2.60	1.31
And	83.55	85.55	2.00	1.30
And	90.65	93.00	2.35	1.05	Keats FW
And	160.00	162.05	2.05	2.02
NFGC-21-250	170.75	177.80	7.05	32.65
Including	171.60	175.90	4.30	52.36	Keats Main
And	183.05	188.80	5.75	2.01
NFGC-21-251	227.00	229.00	2.00	137.49	Keats Main
NFGC-21-257	62.30	65.00	2.70	9.18	Keats HW
And	229.50	236.00	6.50	16.04	Keats Main
Including	229.50	232.55	3.05	24.12
NFGC-21-283	235.40	237.55	2.15	1.05
And	239.30	246.85	7.55	1.21
And	253.40	255.45	2.05	1.08	Keats Main
And	268.55	270.95	2.40	1.10
And	272.35	274.55	2.20	6.96
NFGC-21-310	279.25	281.45	2.20	104.59	Keats Main

Table 2: Summary of results reported in this release

* Note that the true width of the mineralization is uncertain, but host structures are interpreted to be steeply dipping implying true widths in the range of 85% to 95% of reported intercepts. Intervals are calculated at a 1 g/t Au cut-off grade and minimum width of 2m, grades have not been capped in the averaging. ** Results released on July 5, 2021, from NFGC-21-120 updated with additional secondary zone results.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-92	300	-45	346	657836	5427049
NFGC-21-120	300	-45	109	658228	5427529
NFGC-21-140	300	-45	182	658159	5427410
NFGC-21-145	300	-45	209	658117	5427435
NFGC-21-148A	300	-45	333	658182	5427224
NFGC-21-149	300	-45	141	658158	5427455
NFGC-21-163	300	-45	233	658092	5427392
NFGC-21-164	300	-45	288	658204	5427216
NFGC-21-170	300	-45	171	658114	5427379
NFGC-21-173	300	-45	188	658135	5427367
NFGC-21-174	300	-45	366	658205	5427215

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-184	300	-45	196	658157	5427354
NFGC-21-188A	300	-45	269	658292	5427337
NFGC-21-194	300	-45	365	658587	5427560
NFGC-21-198	300	-45	227	658164	5427343
NFGC-21-200	297	-55	395	658170	5427203
NFGC-21-203	300	-45	314	658144	5427333
NFGC-21-212	298.5	-45.5	194	658126	5427401
NFGC-21-222	297	-55	350	658133	5427195
NFGC-21-223	299	-45.5	112	658241	5427551
NFGC-21-227	299	-45.5	146	658253	5427545
NFGC-21-229	297	-55.5	356	658130	5427165
NFGC-21-236	299	-45.5	251	658130	5427457
NFGC-21-247	299	-45.5	182	658147	5427476
NFGC-21-250	298	-46	205	658207	5427368
NFGC-21-251	118	-75	334	657951	5427310
NFGC-21-257	118	-78	346	657951	5427310
NFGC-21-283	300	-45	392	658148	5427216
NFGC-21-310	300	-45	386	658112	5427179

Table 3: Details of drill holes reported in this release

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 8

Photos of Drill Core

0 1 2 3 4 5 6 7 8
CENTIMETERS
NEWFOUND
GOLD CORP
NEWFOUNDGOLD.CA
TSX-V: NFG

Figure 4. Photos of mineralization from NFGC-21-310, approximately 279m down hole depth

Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-310.

Queensway 200,000m Drill Program Update

Approximately 44 percent of the 200,000 meters have been drilled to date with approximately 20,000 meters of core pending assay results. Nine core rigs are currently operating, with a tenth scheduled to start in Q3 2021.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 85% to 95% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 9

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated Sept 15, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15 km west of Gander, Newfoundland, and just 18 km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Nine rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs in Q3 2021. With a current working capital balance of approximately $111 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 10

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to further exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of results of the drilling program and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "potential," "goal," "objective," "prospective," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.
Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 11